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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 24, 2006

Commission File Number 001-14956

BIOVAIL CORPORATION
(Translation of Registrant's name into English)

7150 Mississauga Road, Mississauga, Ontario, CANADA, L5N 8M5
(Address of principal executive office and zip code)

Registrant's telephone number, including area code: (905) 286-3000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	☒	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes	☐	No	☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this form the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
Yes	☐	No	☒

BIOVAIL CORPORATION

FORM 6-K/A

MAY 24, 2006

This Report of Foreign Private Issuer on Form 6-K ["Form 6-K"] is incorporated by reference into the registration statement on Form S-8 (Registration No. 333-92229) of Biovail Corporation.

EXPLANATORY NOTE

This Form 6-K/A is filed to correct certain typographical errors and to update the disclosure related to role of the Internal Audit function as described on Page 33 of the Management Proxy Circular that was contained in Exhibit 99.1 to the Form 6-K that was filed on May 23, 2006.

INDEX

Exhibit 99.1    Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular
Exhibit 99.2    Form of Proxy

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIOVAIL CORPORATION

Date: May 24, 2006	By:	/s/ JOHN R. MISZUK
John R. Miszuk Vice President, Controller and Assistant Secretary

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BIOVAIL CORPORATION FORM 6-K/A MAY 24, 2006
EXPLANATORY NOTE
INDEX
SIGNATURES